Investor Contacts:    John Borden       Press Contacts:     Judy Walsh
                    (212) 270-7318                     (212) 270-2914
                    Melissa Ciotoli                         Ken Herz
                    (212) 270-7334                     (212) 270-4621
                    Terry Mangan
                    (212) 270-7331


                                   For Immediate Release
                                   Thursday, June 16, 1994


     New York, June 16 -- Chemical Bank, National Association announced today that its wholly-owned subsidiary is extending its tender offer for the common stock and preferred stock of Margaretten Financial Corporation until 12:00 midnight, New York City time, on Thursday, June 30, 1994. Chemical, which had earlier announced that it anticipated extending the offer to month-end, said the purpose of the extension was to facilitate accounting for the acquisition.

     As of 12:00 midnight on June 15, 1994, approximately 13,026,435 shares of common stock and 1,490,224 depositary shares representing the preferred stock of Margaretten Financial Corporation had been tendered and not withdrawn, representing over 97% and 93% of outstanding common shares and depositary shares, respectively.

     Chemical also announced that the financial condition to be satisfied by Margaretten prior to Chemical's consummation of the offer relating to the amount of Margaretten's adjusted net tangible common equity and the level of its servicing portfolio (set forth in paragraph (h) of section 14 of the Offer to Purchase) has been satisfied for purposes of a June 30 completion of the offer.

     Chemical currently anticipates that there will be no further extension of the offer beyond 12:00 midnight on June 30,1994, with payment for tendered shares to be made promptly thereafter.